EXHIBIT 2

December 3, 2004

Greater Atlantic Financial Corp.

10700 Parkridge Boulevard

Reston, Virginia  20191

Re:          Letter from George W. Murphy, Jr.

Gentlemen:

Thank you for your letter of December 2, 2004 from George W. Murphy, Jr.  This, however, is not an issue of considering my opinion, but of the Board of Directors of Greater Atlantic Financial Corp. facing the facts and fulfilling its responsibilities and duties to the stockholders.

For example, an analysis of Greater Atlantic Bank (“GAB”) compared to thirteen peer institutions in the Washington-Baltimore area over 2000, 2001, 2002, 2003 and the first half of 2004 demonstrates the following:

•                  GAB had the lowest average loan interest rate of all 14 institutions;

•                  Only one of the 14 institutions other than GAB made less money over the four and one-half year period (2000 to the first half of 2004), and if you were to include the third quarter of 2004, GAB is the only one of the 14 institutions to have lost money since the beginning of 2000; and

•                  GAB has been at or very near the bottom of the 14 institutions in its return on equity capital.

Furthermore, I would like to put to rest any questions you may have as to whether this is in any way a family issue.  As one of the Company’s largest stockholders, my interest in the Company’s operations and direction is purely as an investor.  If you desire, I would be happy to provide you with additional data further confirming GAB’s underperformance.

George William Calomiris